GRAUBARD MILLER

THE CHRYSLER BUILDING

405 LEXINGTON AVENUE

NEW YORK, NEW YORK 10174

FACSIMILE:	DIRECT DIAL:
(212) 818-8881	(212) 818-8638

                                             December 13, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Endeavor Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed November 29, 2005

File No. 333-128440

Dear Mr. Reynolds:

On behalf of Endeavor Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 12, 2005, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 3 to H. Yuna Peng. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 3 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

Management, page 35

1.	The consent of Richard Roberts should be filed in accordance with Rule 438 of Regulation C.

The consent of Richard Y. Roberts pursuant to Rule 438 was previously filed as Exhibit 99.3 included within Amendment No. 2 to the Registration Statement.

Principal Stockholders, page 42

2.

We note that your executive officers have committed to place limit orders on warrants at a price of $.80 per warrant for the first three month period after separate trading, $.90 per warrant during the second three month period and at a price of $1.00 per warrant thereafter

Mr. John Reynolds

December 13, 2005

until December 2006. Please clarify this arrangement in greater detail, such as the amount of warrants the executive officers are committed to for each of the period.

Pursuant to the agreements between the Company and its executive officers, the executive officers will be obligated to purchase the full 15,000,000 warrants during the applicable time periods so long as the prices do not exceed the specified prices in the agreement. Accordingly, for illustrative purposes, if the price of the Company’s warrants during the first three month period after separate trading of the warrants commences is at or below $0.80 per warrant, the executive officers would be obligated to purchase all of the 15,000,000 warrants committed to be purchased during this time period if they are offered for sale. Alternatively, if the price of Company’s warrants during the first three month period after separate trading of the warrants commences is above $0.80 per warrant for the entire three month period, the executive officers could not purchase any of the 15,000,000 warrants committed to be purchased during this time period. Any warrants not purchased during the preceding time period would be purchased in the subsequent time period so long as the prices do not exceed the specified price for that subsequent period. We have revised the disclosure on page 43 of the prospectus to reflect the foregoing.

Certain Transactions, page 44

3.	Mr. Ledecky and Tower Trust transferred 20,000 shares of common stock to Richard Y. Roberts. Please disclose in this section Mr. Roberts relationship to Endeavor and the nature of his interest and the amount of such interest, i.e., the value of the shares he received.

We have revised the disclosure on page 44 of the prospectus to indicate that Mr. Roberts will become a director of the Company upon consummation of the offering and that he purchased the 20,000 shares of common stock from each of Mr. Ledecky and Tower Trust for $0.004 per share (for a purchase price of $80 each), the same price that each of Mr. Ledecky and Tower Trust paid for such shares.

Underwriting, page 50

4.	We understand that you have granted Ladenburg Thalmann the right to have an observer present at all meetings of the board of directors for a period of two years. Please explain the purpose of having a designee that will be able to attend all board meetings and receive non-public communications of the company and how this complies with Rule 10b5-1.

It was determined that Ladenburg Thalmann & Co. Inc. would not be granted observer rights and, therefore, we have deleted the disclosure on page 53 of the prospectus accordingly.

Financial Statements

Notes to Financial Statements

Note 2 – Proposed Public Offering, F-8

Mr. John Reynolds

December 13, 2005

5.	We noted your revised disclosure relating to the estimated fair value UPO; however, it is unclear how you determined that an expected life assumption of 30 days is appropriate. Please note, the use of an expected term assumption shorter than the contractual term would not be appropriate in estimating fair value. Accordingly, please revise your estimate of the expected life to use the maximum contractual term of the UPO. Refer to footnote 7 of SAB 107.

We have revised the disclosure on page 24 of the prospectus and in Note 2 in the financial statements to assume an estimated life of the UPO of two years and 30 days and have revised the valuation of the UPO accordingly.

Other Regulatory

6.	Please note the updating requirements of Article 3 of Regulation S-X and provide a currently dated consent with any amendment to the registration statement.

Duly noted. A currently dated consent has been filed with Amendment No. 3 to the Registration Statement.

Part II

Recent Sales of Unregistered Securities, page II-4

7.	Please disclose the offering price of the securities to Mr. Roberts, or if securities were sold other than for cash, describe the transaction and the type and amount of consideration received by Endeavor.

As set forth in response to Comment 3 above, Mr. Roberts purchased 20,000 shares of common stock from each of Mr. Ledecky and Tower Trust for $80 (or $0.004 per share), for total consideration of $160. No consideration was received by the Company. We have revised the disclosure in Item 15 of Part II to indicate the foregoing.

8.	Please provide the section of the Securities Act or the rule of the Commission under which you claim exemption from registration and the facts relied upon to make the exemption available.

As currently disclosed in Item 15 of Part II, the initial sale of shares to the Company’s stockholders was made pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, as they were made to sophisticated, accredited, wealthy individuals and entities. The transfers by Mr. Ledecky and Tower Trust were made in reliance upon exemptions from registration pursuant to Section 4(1) under the Securities Act of 1933. We have revised the disclosure in Item 15 of Part II to indicate the foregoing.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

Mr. John Reynolds

December 13, 2005

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Jonathan J. Ledecky

Eric J. Watson

Peter H. Blum

Elisabeth Cappuyns, Esq.